UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE, SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number 000-19483

A.	Full title of the plan and the address of the plan, if difference from that of the issuer named below:

SWS GROUP 401(K) PROFIT SHARING PLAN

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:

SWS GROUP, INC.

1201 Elm Street, Suite 3500

Dallas, Texas 75270

SWS GROUP 401(K) PROFIT SHARING PLAN

Index

Item 4- Audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Report of Independent Auditors

To the Participants and Administrator of

SWS Group 401(k) Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SWS Group 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers

Dallas, Texas

May 26, 2003

SWS GROUP

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	December 31, 2002	December 31, 2001
Investments, at fair value (Notes 4 and 5):
Common stock	$18,211,106	$25,977,960
Southwest Securities 401(k) Stock Fund	1,168,357	1,861,611
Money market funds	8,349,529	8,014,929
Government securities	587,822	579,259
Mutual funds	15,467,384	18,518,336
Common/collective trusts	6,410,548	3,304,782
Corporate bonds and debentures	193,778	358,892
Preferred stock	207,704	218,648
Other assets	265,404	333,944
Loans to participants	2,388,779	2,495,071

Total investments	53,250,411	61,663,432

Receivables:
Employer contributions (Note 2 (a))	4,395	1,657
Participant contributions (Note 2 (b))	4,511	2,344
Other	3,455	1,672

Total receivables	12,361	5,673

Cash	197,089	20,730

Net assets available for benefits	$53,459,861	$61,689,835

The accompanying notes are an integral part of these financial statements.

SWS GROUP

401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

December 31, 2002
Additions (deductions) to net assets attributed to:
Investment income (loss) (Note 4):
Net depreciation in fair value of investments	$(11,024,335)
Interest and dividends	712,759

Net investment loss	(10,311,576)

Contributions:
Employer	1,974,901
Participant	3,883,558
Participant rollovers from other plans	433,773

Total contributions	6,292,232

Deductions from net assets attributed to:
Benefits paid to participants	(4,387,487)
Administrative expenses	(123,939)

Total deductions	(4,511,426)

Net decrease	(8,530,770)

Transfers to the Plan (Note 1 (a))	1,985,229
Transfers from the Plan (Note 1 (a))	(1,684,433)

Net assets available for benefits, beginning of year	61,689,835

Net assets available for benefits, end of year	$53,459,861

The accompanying notes are an integral part of these financial statements.

SWS GROUP

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	General

The SWS Group 401(k) Profit Sharing Plan (the “Plan”) (formerly known as the Southwest Securities Group 401(k) Profit Sharing Plan) is a defined contribution plan covering all employees of companies affiliated with SWS Group, Inc. (the “Company” or “Employer”) who meet certain minimum hours of service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

In 2002, the Plan was amended to include the language that complies with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The changes modified the top-heavy rules and increased the annual eligible compensation and benefit limits.

Effective January 1, 2002, the Board of Directors of SWS Group, Inc. and the Plan Administrator voted to terminate the SWS Group Money Purchase Pension Plan. All participant accounts of the SWS Group Money Purchase Pension Plan were immediately vested 100%. On April 19, 2002, $1,985,229 was transferred from the SWS Group Money Purchase Pension Plan to the Plan.

On June 28, 2002, the Company completed a spin off of one of its affiliates, Westwood Holdings Group (“Westwood”). Subsequently, the participant accounts for employees of Westwood were transferred out of the Plan. The amount of the transfer was $1,684,433 and was effective in July 2002.

(b)	Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(c)	Use of estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SWS GROUP

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(d)	Administration

The Plan is administered by a Trustee Committee appointed by the Company’s Board of Directors. The Trustees of the Plan are Charles Schwab Trust Company and Westwood Trust Company. Certain expenses of the Plan are charged directly to participant accounts and totaled $123,939 for 2002. Recordkeeper, trustee and professional fees of the Plan are paid by the Company and therefore are not reflected in the Plan’s financial statements.

2.	CONTRIBUTIONS

(a)	Employer

The Company contributes 100% of the first 4% of compensation that a participant contributes into the Plan. The Board of Directors of the Company determines the amount of discretionary Employer contribution to the Plan each year. The contribution may not exceed the lesser of 15% of the total annual compensation paid to the participants or of the Employer’s net profits before taxes. These contributions are allocated to each participant in the ratio of each participant’s covered compensation to the total covered compensation of all participants. No discretionary contribution is required to be made by the Employer.

The carrying amount of the Employer contributions receivable approximates fair value at December 31, 2002 and 2001, due to the short-term nature of the account.

(b)	Participant contributions

For the year ended December 31, 2001, maximum participant contributions of pretax annual compensation, as defined by the Plan, was 10%. In 2002, the Plan was amended to increase the maximum participant contribution to 15%. Participants may also contribute rollovers of distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participant contributions were limited to $11,000 during the 2002 Plan year.

The carrying amount of the Participant contributions receivable approximates fair value at December 31, 2002 and 2001, due to the short-term nature of the account.

(c)	Forfeitures

Forfeitures reduce Employer contributions for the year in which the forfeitures occur and are allocated to participants in the same manner as the Employer contribution. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $396,025 and $431,610, respectively. These accounts will be used to reduce future employer contributions. During 2002, employer contributions were reduced by approximately $472,316 from forfeited nonvested accounts.

SWS GROUP

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

3.	ELIGIBILITY AND VESTING

(a)	Eligibility

Employees of the Company are eligible to participate in the Plan upon hire, as soon as administratively possible.

(b)	Vesting

Participant contributions and Employer matching contributions are immediately vested. Employees who work a minimum of 1,000 hours a year and are employed on the last day of the calendar year qualify for a year of service and vest in the discretionary Employer contribution as follows:

Years of service	Percentage vested
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

(c)	Plan benefits

The vested portion of the accrued benefit of a participant upon termination or retirement is his or her plan benefit. Normal retirement age as elected by the Company is 55. Several options for payments are available and all require the agreement of the participant. Benefits are recorded by the Plan when paid.

4.	INVESTMENTS AND INVESTMENT INCOME

All investments are held by Charles Schwab Trust Company except for $1,773,735 in investments which are held by Westwood Trust Company. The Company maintains a participant-directed plan with separate, segregated accounts and each participant’s income or loss, including market fluctuations, is applied directly to the participant’s account.

Investments are carried at fair value based on quoted market prices. The fair values of all securities held at December 31, 2002 and 2001 are based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SWS GROUP

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan presents the net change in fair value of investments, which consists of realized gains and losses, unrealized appreciation (depreciation) and any income or capital gain distributions, in the accompanying statement of changes in net assets available for benefits.

Investments greater than 5% of net assets available for benefits at either December 31, 2002 and 2001 are as follows:

	2002	2001
Schwab Value Advantage Fund	$6,410,548	$3,304,782
Money market funds, Schwab	8,141,986	7,967,987

The Plan has investments in parties-in-interest (including SWS Group, Inc.) with market values of $12,194,005 and $15,240,389 at December 31, 2002 and 2001, respectively.

During the year ended December 31, 2002, the Plan’s investments, including those bought, sold and held during the year, depreciated in value as follows:

2002
Self-directed brokerage accounts	$(7,413,046)
Common stock	(941,788)
Mutual funds	(2,669,501)

Net depreciation in fair value of investments	$(11,024,335)

Included in net depreciation in common stock is depreciation on investments in SWS Group, Inc. of approximately $210,150 for the year ended December 31, 2002.

5.	LOANS TO PARTICIPANTS

As allowed by the Plan, loans have been made to numerous participants. Loans are limited to a maximum term of five years except when the loan is used to acquire the principal residence of the participant. Loan amounts are limited to 50% of the respective participant’s nonforfeitable accrued benefit at the time of the loan less any outstanding loans up to a maximum total of $50,000. Interest rates ranged from 4.25% to 10.5% at December 31, 2002.

Loans to participants are carried at the original loan balance plus accrued interest, less principal repayments, which approximates fair value.

Repayments are made through payroll deductions and are reinvested in the individual funds according to the current investment allocations of the participant.

SWS GROUP

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

6.	TAX STATUS

The Company has modeled its Plan on a prototype plan for which a favorable tax determination letter has been received from the Internal Revenue Service. The Plan has not applied for a determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to the amount in his or her account on the date of such termination shall be fully vested and nonforfeitable.

SWS GROUP

401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2002

(a)	(b) / (c)	(e)
	Identity of issue, borrower, lessor or similar party and description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
*	Schwab Value Advantage Fund	$6,410,548
*	Southwest Securities 401(k) Stock Fund	1,168,357
	Self-directed brokerage accounts	31,593,727
	Growth Fund of America	1,145,007
	Gabelli Westwood Balanced Fund	974,799
	Gabelli Westwood Equity Fund	877,649
	Gabelli Westwood Realty Fund	120,569
	Westwood Holdings Group Stock Fund	219,080
	Manager’s Special Equity Fund	1,117,117
	Pimco Total Return FD Class D Fund	1,035,082
*	Schwab Markettrack Balanced Fund	250,521
*	Schwab Markettrack Conservative Fund	186,089
*	Schwab Markettrack Growth Fund	332,845
*	Schwab S&P 500-Investors SHS Fund	1,456,866
	Scudder International Fund	780,069
	Weitz Value Portfolio	1,387,801
	SEI Government Securities Principal	207,545
	Westwood Trust SMid Cap Equity-EB Fund	258,000
	Westwood Trust MultiCap Equity-EB Fund	167,254
	Westwood Trust Small Cap Equity-EB Fund	482,233
	Westwood Trust High Yield Bond-EB Fund	410,971
	Westwood Trust Real Estate Invest Trust-EB Fund	46,320
	Westwood Trust International Equity-EB Fund	21,178
	Westwood Trust Large Cap Equity-EB Fund	79,763
	Westwood Trust Core Investment Grade Bond-EB Fund	100,420
	Enron Capital Pfd MIPS 8%	27
	Kinder Morgan Energy Partners LP	2,673
	LL&E Royalty Trust	1,144
	Mesa Offshore Trust Unit Ben Int	150
	Star Gas Partners LP SBI	2,148
	TEL Offshore Trust UBI	315
	Teppco Partners LP	13,938
	Williams Energy Partners LP	11,427
*	Loans to Participants, Interest Rates 4.25% to 10.5% due through 2025	2,388,779

	Total assets held for investment purposes	$53,250,411

*Designates a party in-interest.

Note: Column (d) – Cost information has been omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE SWS GROUP 401(K) PROFIT SHARING PLAN

Date: June 27, 2003	By:	/s/ James R. Zimcosky
James R. Zimcosky Director—Human Resources Plan Administrator